JOHN C. ORR

EMPLOYMENT AGREEMENT TERM SHEET

Effective Date:	May 1, 2005
Term:	Three years. Not later than 6 months prior to 3rd anniversary of Effective Date, Company to commence negotiations with Executive.
Position:	Highest ranking executive officer reporting to the Board. Executive will be appointed as a Director and will be renominated annually during his term of employment.
Base Salary:	Initial rate: $600,000. Annual review on each December 10th, beginning December 2006. Base Salary may be increased but not decreased.
Annual Bonus:	Discretionary.
Benefit Plans and Perquisites:	Eligible to participate in other benefit plans in which the Company's executive officers are eligible to participate. Additional life insurance coverage at the Company's expense under existing Term Life Policies at face amounts of $1,000,000 and $325,000. Additional LTD coverage at the Company's expense (including an existing policy) that, together with the coverage provided under the Company's LTD plan, will provide replacement income equal to 60% of the Executive's annual Base Salary. Automobile and reimbursement for expenses. Annual vacation of not fewer than 4 weeks. Financial and tax planning allowance of $10,000 per year. Membership at Portage Country Club. Reasonable legal fees incurred by Executive in connection with negotiation of the agreement. Benefits which are at least as favorable as those provided to any other executive of the Company, with the exception of Mary Myers or Stephen Myers.

	Grant of option to purchase shares of Company stock commensurate with position of CEO.
	Vesting of Restricted Stock and stock options if Executive's employment is terminated other than for "Cause" prior to the dates on which the stock and options vest in accordance with their terms.
	SERP of $75,000 per year for a period of 10 years. Spouse receives benefits unpaid at time of death.
	Payment for an annual executive physical examination.
	Tax gross-up of 40% of the amount includable in Executive's taxable income due to the benefits and perquisites.
Termination of Employment:	Death, Disability or Retirement
	Company may terminate effective immediately for "Cause." "Cause" is defined generally as commission by the Executive of a felony involving fraud or moral turpitude, commission of a material breach of the Agreement, or commission of gross negligence that results in material economic harm to the Company.
	Company may terminate at any time upon 30 days' written notice.
	Executive may terminate effective immediately for "Good Reason." "Good Reason" is defined generally to mean a reduction in the Base Salary of the Executive, any reduction in the Executive's position, authority, office, duties, or aggregate benefits, change in reporting relationship, relocation more than 25 miles away from Akron, or breach of the Agreement by the Company.
	Executive may terminate at any time upon 30 days' written notice.
Severance:	If involuntary termination other than for "Cause" or termination for "Good Reason," then the Company will:
	Pay 3 times Executive's annual Base Salary in a lump sum within 30 days.

| | Pay Executive's accrued but unpaid Annual Bonus plus 3 years highest Annual Bonus in past three years in a lump sum within 30 days.

Pay Executive an amount equal to 3 times the Company's current COBRA cost for medical and dental coverage, and 3 years LTD benefits and life insurance benefits.

For 3 years, continue to pay automobile allowances, the personal financial planning allowance, club dues and tax gross-up.

Pay for outplacement services for 1 year.

If termination is due to Death or Disability, Executive or surviving spouse will be entitled to receive

Base Salary accrued and unpaid to date of Death or Disability.

Annual Bonus accrued and unpaid to date of Death or Disability.

Amounts payable under employee benefit plans maintained by the Company.

COBRA coverage at the Company's expense for the longer of the maximum required period of coverage under Code Section 4980B or 36 months.

If termination is by Company due to Cause or by Executive other than for Good Reason, no further compensation is payable to Executive other than compensation earned prior to termination but unpaid and payment under the terms of benefit plans. |
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| Change in Control: | Change in Control is defined generally as acquisition by any person of 20% of the voting power of outstanding securities, a change in the majority of directors during a one year period, a merger or consolidation of the Company where the Company is not the surviving entity, the complete liquidation of the Company, the sale or disposition of the Company's manufacturing business, or the sale or disposition of more than 50% of the Company's assets.

Upon a Change in Control: |

| | The Executive may elect to terminate his employment within the remaining term of his employment under the Employment Agreement, and it will be considered a termination for Good Reason.

The Executive may elect to extend his Employment Agreement for 3 years.

The Executive's accrued but unpaid Annual Bonus will be paid within 30 days.

Full vesting in all options, restricted stock, etc.

The Executive will be provided special funds to contest any disagreement with respect to his Employment Agreement or related documents.

Section 280G protection in the form of an excise tax gross-up payment, including regular income taxes and any interest and penalties owed by Executive will apply. |
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| Expenses of Enforcement | The Executive will be reimbursed for the expenses of enforcement of his Employment Agreement. |
| Non-Compete and Non-Disclosure: | The Non-Competition and Non-Disclosure Agreement dated July 18, 2000 will remain in effect. |
| Indemnification Agreement: | The Indemnification Agreement dated February 14, 2003, will remain in effect. |